UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INSTALLED BUILDING PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45780R101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780R101

1.	Names of reporting persons TCI Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Georgia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,666,898
	6.	Shared voting power 0
	7.	Sole dispositive power 2,666,898
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 2,666,898
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.38%
12.	Type of reporting person (see instructions) OO1

CUSIP No. 45780R101

1.	Names of reporting persons J. Michael Nixon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power Shares held by TCI Holdings, LLC: 2,666,898 (see Item 4)
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power Shares held by TCI Holdings, LLC: 2,666,898 (see Item 4)
9.	Aggregate amount beneficially owned by each reporting person 2,666,898
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.38%
12.	Type of reporting person (see instructions) IN

CUSIP No. 45780R101

1.	Names of reporting persons Inis Investment Co.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power Shares held by TCI Holdings, LLC: 2,666,898 (see Item 4)
9.	Aggregate amount beneficially owned by each reporting person 2,666,898
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.38%
12.	Type of reporting person (see instructions) CO

CUSIP No. 45780R101

Item 1.

(a)	Name of Issuer

Installed Building Products, Inc.

(b)	Address of Issuer’s Principal Executive Offices

495 S. High Street, Suite 50

Columbus, OH 43215

Item 2.

(a)	Name of Person Filing

TCI Holdings, LLC

J. Michael Nixon

Inis Investment Co.

The shares of common stock covered by this statement consist of 2,666,898 held by TCI Holdings, LLC. J. Michael Nixon is a member and the manager of TCI Holdings, LLC, and Inis Investment Co. is a member of TCI Holdings, LLC.

(b)	Address of the Principal Office or, if none, residence

TCI Holdings, LLC and J. Michael Nixon

12540 Broadwell Road, Suite 1202

Alpharetta, GA 30004

Inis Investment Co.

979 Batesville Road

Greer, SC 29651

(c)	Citizenship

Mr. Nixon is a citizen of the United States of America. TCI Holdings, LLC is a limited liability company formed under the laws of the State of Georgia. Inis Investment Co. is a corporation incorporated under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock, par value $0.01

(e)	CUSIP Number

45780R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 45780R101

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 2,666,898

The shares of common stock covered by this statement consist of 2,666,898 held by TCI Holdings, LLC. J. Michael Nixon is a member of and the manager of TCI Holdings, LLC. As the manager of TCI Holdings, LLC, Mr. Nixon has sole voting power over the shares held by TCI Holdings, LLC and shared power to dispose of the shares held by TCI Holdings, LLC. As a member of TCI Holdings, LLC, Inis Investment Co. has no power over the voting of shares held by TCI Holdings, LLC but has shared power over the disposition of shared held by TCI Holdings, LLC.

(b)	Percent of class: 8.38%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: TCI Holdings, LLC and J. Michael Nixon: 2,666,898 Inis Investment Co.: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition: TCI Holdings, LLC: 2,666,898 J. Michael Nixon and Inis Investment Co.: 2,666,898

	(iv)	Shared power to dispose or to direct the disposition: TCI Holdings, LLC: 0 J. Michael Nixon and Inis Investment Co.: 2,666,898

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 45780R101

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

EXHIBITS AND APPENDICES

Exhibit I	Joint Filing Statement by the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015	TCI HOLDINGS, LLC

	By:	/s/ J. Michael Nixon
J. Michael Nixon
Manager

/s/ J. Michael Nixon
J. Michael Nixon (individually)

INIS INVESTMENT CO.

	By:	/s/ Steven D. Ziessler
Steven D. Ziessler
President